                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 1999


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)


                         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F   X                 Form 40-F
                             -----                         -----


                         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                           No     X
                       -----                          -----


                         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
           82-_________________]



                           --------------------------



         This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3 of DaimlerChrysler North
              America Holding Corporation (Registration Statements
                          No. 333-10366 and 333-9328.)

                               DAIMLERCHRYSLER AG




         FORM 6-K:   TABLE OF CONTENTS


         1. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of September 30, 1999 and for the nine and three month periods ended September 30, 1999 and 1998

         2.       Year 2000

         3. Consolidated Interim Report to Stockholders for the 3rd quarter 1999

                           FORWARD-LOOKING INFORMATION

The Consolidated Interim Report to Stockholders of DaimlerChrysler AG for the quarter ended September 30, 1999 and the information on the year 2000 compliance project included in this report contain forward-looking statements based on beliefs of DaimlerChrysler management. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

                               DAIMLERCHRYSLER AG

             CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                               Three Months Ended September 30,
                                                        --------------------------------------------------------------------------
                                                                        Consolidated                       Financial Services
                                                        ---------------------------------------------  ---------------------------
                                                            1999
                                                          (Note 1)         1999            1998            1999           1998
                                                        ------------  --------------  ---------------  ------------  -------------

   Revenues ..........................................  $    38,562   [EURO] 36,232   [EURO] 31,400   [EURO] 2,588  [EURO] 1,949
   Cost of sales .....................................     (30,595)        (28,747)        (25,197)        (2,127)       (1,521)
                                                        ------------  --------------  --------------  ------------  -------------
GROSS MARGIN .........................................        7,967           7,485           6,203            461           428

   Selling, administrative and other expenses ........      (4,215)         (3,960)         (3,565)          (235)         (228)
   Research and development ..........................      (1,518)         (1,426)         (1,025)              -             -
   Other income ......................................          220             207             228             32            24
                                                        ------------  --------------  --------------  ------------  -------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES ......        2,454           2,306           1,841            258           224
   Financial income, net .............................           49              46             406              2             4
                                                        ------------  --------------  --------------  ------------  -------------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM .................................        2,503           2,352           2,247            260           228
       Effects of changes in German tax law ..........            -               -               -              -             -
       Income taxes ..................................        (982)           (923)           (943)           (79)          (88)
                                                        ------------  --------------  --------------  ------------  -------------
   Total income taxes ................................        (982)           (923)           (943)           (79)          (88)
   Minority interests ................................          (4)             (4)            (15)              -             -
                                                        ------------  --------------  --------------  ------------  -------------
INCOME BEFORE EXTRAORDINARY ITEM .....................        1,517           1,425           1,289            181           140
   Extraordinary item: gain on disposal of a business,
    net of taxes .....................................          569             535               -              -             -
                                                        ------------  --------------  --------------  ------------  -------------
NET INCOME ...........................................        2,086           1,960           1,289            181           140
                                                        ------------  --------------  --------------  ------------  -------------
                                                        ------------  --------------  --------------  ------------  -------------
EARNINGS PER SHARE
   Basic earnings per share
    Income before extraordinary item .................         1.51            1.42            1.33              -             -
    Extraordinary item ...............................         0.57            0.53               -              -             -
                                                        ------------  --------------  --------------  ------------  -------------
    Net Income .......................................         2.08            1.95            1.33              -             -
                                                        ------------  --------------  --------------  ------------  -------------
                                                        ------------  --------------  --------------  ------------  -------------
   Diluted earnings per share
    Income before extraordinary item .................         1.50            1.41            1.30              -             -
    Extraordinary item ...............................         0.56            0.53               -              -             -
                                                        ------------  --------------  --------------  ------------  -------------
    Net Income .......................................         2.06            1.94            1.30              -             -
                                                        ------------  --------------  --------------  ------------  -------------
                                                        ------------  --------------  --------------  ------------  -------------

  ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
     OFFICIAL FIXED CONVERSION RATE. THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

             CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                            Nine Months Ended September 30,
                                                    -----------------------------------------------------------------------------
                                                                   Consolidated                         Financial Services
                                                    ---------------------------------------------  ------------------------------
                                                       1999
                                                     (Note 1)          1999             1998            1999            1998
                                                    ------------  --------------  ---------------  --------------  --------------
   Revenues ....................................... $   115,528   [EURO] 108,548  [EURO]   97,129  [EURO]   7,147  [EURO]   5,729
   Cost of sales ..................................    (90,441)         (84,977)         (76,972)         (5,840)         (4,518)
                                                    ------------  --------------  ---------------  --------------  --------------
GROSS MARGIN ......................................      25,087           23,571           20,157           1,307           1,211

   Selling, administrative and other expenses .....    (13,720)         (12,891)         (11,158)           (712)           (634)
   Research and development .......................     (4,446)          (4,177)          (3,487)               -               -
   Other income ...................................         728              684              883             102              88
                                                    ------------  --------------  ---------------  --------------  --------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES ...       7,649            7,187            6,395             697             665
   Financial income, net ..........................         144              135              870               5              22
                                                    ------------  --------------  ---------------  --------------  --------------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEMS .............................       7,793            7,322            7,265             702             687
       Effects of changes in German tax law .......       (635)            (597)                -              37               -
       Income taxes ...............................     (2,933)          (2,755)          (3,008)           (240)           (251)
                                                    ------------  --------------  ---------------  --------------  --------------
   Total income taxes .............................     (3,568)          (3,352)          (3,008)           (203)           (251)
   Minority interests .............................        (20)             (19)             (46)             (2)             (1)
                                                    ------------  --------------  ---------------  --------------  --------------
INCOME BEFORE EXTRAORDINARY ITEMS .................       4,205            3,951            4,211             497             435
   Extraordinary items: gains on disposals of a
    business, net of taxes ........................         701              659                -               -               -
                                                    ------------  --------------  ---------------  --------------  --------------
NET INCOME ........................................       4,906            4,610            4,211             497             435
                                                    ------------  --------------  ---------------  --------------  --------------
                                                    ------------  --------------  ---------------  --------------  --------------

EARNINGS PER SHARE
   Basic earnings per share
    Income before extraordinary items .............        4.19             3.94             4.44               -               -
    Extraordinary items ...........................        0.71             0.66                -               -               -
                                                    ------------  --------------  ---------------  --------------  --------------
    Net Income ....................................        4.90             4.60             4.44               -               -
                                                    ------------  --------------  ---------------  --------------  --------------
                                                    ------------  --------------  ---------------  --------------  --------------
   Diluted earnings per share
    Income before extraordinary items .............        4.16             3.91             4.36               -               -
    Extraordinary items ...........................        0.69             0.65                -               -               -
                                                    ------------  --------------  ---------------  --------------  --------------
    Net Income ....................................        4.85             4.56             4.36               -               -
                                                    ------------  --------------  ---------------  --------------  --------------
                                                    ------------  --------------  ---------------  --------------  --------------

  ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
     OFFICIAL FIXED CONVERSION RATE. THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)

                                                               Consolidated                        Financial Services
                                                 -------------------------------------------  -------------------------------
                                                                                At December    At September     At December
                                                      At September 30,              31,             30,              31,
                                                 ----------------------------  -------------  --------------  ---------------
                                                    1999
                                                  (Note 1)         1999            1998           1999             1998
                                                 ------------  --------------  -------------  --------------  ---------------
                                                         (unaudited)                           (unaudited)
ASSETS
    Intangible assets ........................   $     3,025   [EURO]  2,842   [EURO]  2,561   [EURO]    153   [EURO]     104
    Property, plant and equipment, net .......        35,368          33,231          29,532              96               53
    Investments and long-term financial assets         3,467           3,258           2,851             825              702
    Equipment on operating leases, net .......        25,178          23,657          14,662          20,149           11,776
                                                 ------------  --------------  -------------  --------------  ---------------
  FIXED ASSETS ...............................        67,038          62,988          49,606          21,223           12,635
                                                 ------------  --------------  -------------  --------------  ---------------

    Inventories ..............................        15,346          14,419          11,796             766              654
    Receivables from financial services ......        35,432          33,291          26,468          33,247           26,460
    Trade and other receivables ..............        21,780          20,464          18,380           5,650            6,575
    Securities ...............................        13,232          12,433          12,160             676              597
    Cash and cash equivalents ................         8,206           7,710           6,589             623              621
                                                 ------------  --------------  -------------  --------------  ---------------
  NON-FIXED ASSETS ...........................        93,996          88,317          75,393          40,962           34,907
                                                 ------------  --------------  -------------  --------------  ---------------

  DEFERRED TAXES AND PREPAID EXPENSES ........        10,291           9,669          11,150             226              143
                                                 ------------  --------------  -------------  --------------  ---------------
  TOTAL ASSETS ...............................       171,325         160,974         136,149           62,411          47,685
                                                 ------------  --------------  -------------  --------------  ---------------
                                                 ------------  --------------  -------------  --------------  ---------------


LIABILITIES AND STOCKHOLDERS' EQUITY

  STOCKHOLDERS' EQUITY .......................   $    35,720   [EURO] 33,562   [EURO] 30,367   [EURO]  5,227   [EURO]   4,462
                                                 ------------  --------------  -------------  --------------  ---------------

  MINORITY INTERESTS .........................           541             508             691              13               17
                                                 ------------  --------------  -------------  --------------  ---------------
    Accrued liabilities for retirement plans .        19,234          18,072          16,618              33               83
    Other accrued liabilities ................        22,368          21,017          18,011             446              322
                                                 ------------  --------------  -------------  --------------  ---------------
  ACCRUED LIABILITIES ........................        41,602          39,089          34,629             479              405
                                                 ------------  --------------  -------------  --------------  ---------------
    Financial liabilities ....................        57,156          53,703          40,430          49,924           36,799
    Trade and other liabilities ..............        26,415          24,819          22,097           2,729            2,570
                                                 ------------  --------------  -------------  --------------  ---------------

  LIABILITIES ................................        83,571          78,522          62,527          52,653           39,369
                                                 ------------  --------------  -------------  --------------  ---------------

  DEFERRED TAXES AND INCOME ..................         9,891           9,293           7,935           4,039            3,432
                                                 ------------  --------------  -------------  --------------  ---------------
  TOTAL LIABILITIES ..........................       135,605         127,412         105,782          57,184           43,223
                                                 ------------  --------------  -------------  --------------  ---------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .       171,325         160,974         136,149          62,411           47,685
                                                 ------------  --------------  -------------  --------------  ---------------
                                                 ------------  --------------  -------------  --------------  ---------------


    ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE OFFICIAL FIXED CONVERSION RATE. THE ACCOMPANYING NOTES ARE AN INTEGRAL
  PART OF THESE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                  (IN MILLIONS)

                                                                         Nine Months Ended September 30,
                                                        ----------------------------------------------------------------
                                                                     Consolidated                  Financial Services
                                                        ---------------------------------------  -----------------------
                                                          1999
                                                         (Note 1)       1999           1998         1999         1998
                                                        ----------  ------------   ------------  -----------  ----------
Net income .........................................    $   4,906   [EURO]4,610   [EURO] 4,211   [EURO] 497   [EURO] 435
Income applicable to minority interests ............           20            19             46            2            1
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Gains on disposals of businesses (see also
    Note 4).........................................      (1,245)       (1,170)          (275)            -            -
    Depreciation and amortization of equipment
      on operating leases...........................        2,535         2,382          1,437        2,166        1,299
    Depreciation and amortization of fixed assets ..        4,464         4,194          3,927           45           21
    Change in deferred taxes .......................        2,562         2,407          1,267          462          165
    Change in financial instruments ................          180           169          (215)          (1)            -
    (Gain) loss on disposal of fixed
      assets/securities ............................        (224)         (210)          (188)           47            2
    Change in trading securities ...................          428           402          (194)         (25)            -
    Change in accrued liabilities ..................        2,688         2,526          1,735           60            8
    Changes in current assets and liabilities:
      - inventories, net ...........................      (2,638)       (2,479)        (1,184)         (55)           26
      - trade receivables ..........................      (1,239)       (1,164)          (237)          892          550
      - trade liabilities ..........................          857           805          1,397           31          (5)
      - other assets and liabilities ...............          860           808          1,761          358        1,041
                                                        ----------  ------------   ------------  -----------  ----------
CASH PROVIDED BY OPERATING ACTIVITIES ..............       14,154        13,299         13,488        4,479        3,543
                                                        ----------  ------------   ------------  -----------  ----------

Additions to fixed assets:
 - Increase in equipment on operating leases .......     (14,861)      (13,963)        (7,300)     (11,006)      (4,705)
 - Purchases of property, plant and equipment ......      (6,391)       (6,005)        (5,686)         (45)         (20)
 - Purchases of other fixed assets .................        (421)         (396)          (258)         (70)        (186)
Proceeds from disposals of equipment on operating
leases..............................................        5,086         4,779          3,832        1,979        1,465
Proceeds from disposals of fixed assets.............          357           335            360           31           81
Payments for acquisitions of businesses ............        (932)         (876)          (416)        (115)         (37)
Proceeds from disposals of businesses ..............        1,377         1,294            663            -           17
Increase in receivables from financial services, net      (5,018)       (4,715)        (5,803)      (4,785)      (5,803)
Acquisitions of securities (other than trading), net        (972)         (913)        (1,963)         (62)        (178)
Change in other cash ...............................        (536)         (503)            (6)           21          391
                                                        ----------  ------------   ------------  -----------  ----------
CASH USED FOR INVESTING ACTIVITIES .................     (22,311)      (20,963)       (16,577)     (14,052)      (8,975)
                                                        ----------  ------------   ------------  -----------  ----------

Change in financial liabilities (including amounts
    for commercial paper borrowings, net, of
    [EURO] 3,319 ($ 3,532) and [EURO] 1,133 in 1999
    and 1998, respectively).........................       10,968        10,305          5,902        9,496        5,350
Dividends paid .....................................      (2,531)       (2,378)        (6,454)            -        (334)
Proceeds from issuance of capital stock (including
    minority interests) ............................           80            75          4,076           43          645
Purchase of treasury stock .........................         (31)          (29)          (169)            -            -
Proceeds from special distribution tax refund ......            -             -          1,487            -            -
                                                        ----------  ------------   ------------  -----------  ----------
CASH PROVIDED BY FINANCING ACTIVITIES ..............        8,486         7,973          4,842        9,539        5,661
                                                        ----------  ------------   ------------  -----------  ----------

Effect of foreign exchange rate changes on cash
    and cash equivalents (up to 3 months) ..........          452           425          (417)            23         (7)
Net increase in cash and cash equivalents
    (up to 3 months) ...............................          781           734          1,336          (11)         222
Cash and cash equivalents (up to 3 months) at
    beginning of period ............................        6,685         6,281          6,634           621         682
                                                        ----------  ------------   ------------  -----------  ----------
CASH AND CASH EQUIVALENTS (UP TO 3 MONTHS) AT END
    OF PERIOD ......................................        7,466         7,015          7,970           610         904
                                                        ----------  ------------   ------------  -----------  ----------
                                                        ----------  ------------   ------------  -----------  ----------

    ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE OFFICIAL FIXED CONVERSION RATE. THE ACCOMPANYING NOTES ARE AN INTEGRAL
  PART OF THESE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)

1.  PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    DaimlerChrysler AG ("DaimlerChrysler" or the "Group") was formed through the merger of Daimler-Benz Aktiengesellschaft ("Daimler-Benz") and Chrysler Corporation ("Chrysler") in November 1998 ("Merger"). The condensed consolidated financial statements of DaimlerChrysler have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), except that the Group accounts for certain joint ventures in accordance with the proportionate method of accounting (see Note 2). Prior to December 31, 1998, DaimlerChrysler prepared and reported its consolidated financial statements in Deutsche Marks ("DM"). With the introduction of the euro ("[EURO]") on January 1, 1999, DaimlerChrysler has presented the accompanying consolidated financial statements in euro. Accordingly, the Deutsche Mark consolidated financial statements for prior periods have been restated into euro using the Official Fixed Conversion Rate of [EURO] 1 =
DM 1.95583. DaimlerChrysler's 1998 restated euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Deutsche Marks. The Group's consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in a currency other than Deutsche Marks. All amounts herein are shown in millions of euros and as of and for the three and nine months ended September 30, 1999, are also presented in U.S. dollars ("$"), the latter being presented solely for the convenience of the reader at the rate of [EURO] 1= $ 1.0643, the Noon Buying Rate of the Federal Reserve
Bank of New York on September 30, 1999.
    The Merger was accounted for as a pooling-of-interests and accordingly, the historical results of Daimler-Benz and Chrysler for 1998 have been restated as if the companies had been combined for all periods presented. The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 1998 consolidated financial statements and notes included in the Group's 1998 Annual Report on Form 20-F.
    Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are significantly influenced by activities of a number of "captive" financing entities. To enhance readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's financial services business activities. Amounts with respect to the financial services business are presented prior to intercompany eliminations of transactions with other Group companies.
    In 1999, the Group transferred responsibility for certain consolidated entities from financial services to other business segments. Consequently, financial information with respect to those consolidated entities is no longer included in the financial services business activities. The 1998 financial services statements have been reclassified to conform with the 1999 presentation.

2.  JOINT VENTURE

    In the first quarter of 1999, DaimlerChrysler acquired the remaining outstanding shares of Adtranz from Asea Brown Boveri for $ 472. The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, pending final determination of certain acquired balances. This allocation resulted in preliminary goodwill of approximately [EURO] 100, which will be amortized on a straight-line basis over 17 years.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)

    In 1998, DaimlerChrysler accounted for its investment in Adtranz using the proportionate method of accounting. Accordingly, the consolidated financial statements of DaimlerChrysler as of December 31, 1998 and for the three and nine months ended September 30, 1998 included DaimlerChrysler's 50% proportionate interest in the assets and liabilities, results of operations and cash flows of Adtranz. Under U.S. GAAP, DaimlerChrysler's investment in Adtranz was required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity methods did not affect reported stockholders' equity or net income of DaimlerChrysler. Under the equity method of accounting, DaimlerChrysler's net investment in Adtranz would have been included within investments in the balance sheet and its share of the net loss of Adtranz together with the amortization of the excess of the cost of its investment over its share of the investment's net assets would have been reported as a net amount in financial income, net in the Group's statement of income. Additionally, under the equity method, Adtranz' only impact on the Group's cash flow statement for the nine months ended September 30, 1998, would have been an investing cash outflow of approximately [EURO] 159 resulting from a capital contribution by DaimlerChrysler.

    Summarized financial information for Adtranz follows:


BALANCE SHEET INFORMATION                                                                           At December 31,
                                                                                                          1998
                                                                                                   -------------------

      Fixed assets*) ...........................................................................   [EURO]        728
      Non-fixed assets .........................................................................                 842
                                                                                                   -------------------
  TOTAL ASSETS .................................................................................               1,570
                                                                                                   -------------------
                                                                                                   -------------------

      Stockholders' equity .....................................................................   [EURO]        385
      Minority interests .......................................................................                   7
      Accrued liabilities ......................................................................                 542
      Liabilities ..............................................................................                 636
                                                                                                   -------------------
  STOCKHOLDERS' EQUITY AND LIABILITIES .........................................................               1,570
                                                                                                   -------------------
                                                                                                   -------------------

  *) Includes goodwill, net resulting from the formation of Adtranz of [EURO] 348.


                                                                                Three Months         Nine Months
                                                                                   Ended                Ended
                                                                             September 30, 1998   September 30, 1998
                                                                             -------------------  -------------------
STATEMENT OF OPERATIONS INFORMATION
    Revenues ............................................................    [EURO ]       408    [EURO]      1,174
    Operating loss ......................................................                 (64)                (159)
    Net loss ............................................................                 (16)                 (81)

CASH FLOW INFORMATION
    Cash flows from:
       Operating activities .................................................................     [EURO]      (130)
       Investing activities .................................................................                  (80)
       Financing activities .................................................................                   175
    Effect of foreign exchange rate changes on cash .........................................                     -
                                                                                                  -------------------
    Change in cash (up to three months) .....................................................                  (35)
    Cash (up to three months) at beginning of period ........................................                   155
                                                                                                  -------------------
    Cash (up to three months) at end of period ..............................................                   120
                                                                                                  -------------------
                                                                                                  -------------------

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)

3.  INCOME TAXES

    Effective January 1, 1999, the tax laws in Germany were changed, including a reduction in the retained corporate income tax rate from 45% to 40%. The effects of the changes in the German tax law on the December 31, 1998 deferred tax assets and liabilities of [EURO] 597 (basic: [EURO] 0.60 per share; diluted: [EURO] 0.59 per share) were recognized as a charge in the consolidated statement of income in the first quarter of 1999.

4.  EXTRAORDINARY ITEMS

    In March 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler, sold a portion of its interests in debitel AG in an initial public offering of its ordinary shares for proceeds of [EURO] 274. In September 1999, debis AG sold a substantial portion of its remaining interests in debitel AG to Swisscom for proceeds of [EURO] 924. The sales resulted in an extraordinary after-tax gain of [EURO] 659 (net of income tax expense of [EURO] 483) and reduced debis' remaining interest in debitel to 10 percent.
    U.S. GAAP requires that when a significant disposition of assets or businesses occurs subsequent to accounting for a business combination using the pooling-of-interests method of accounting that the gain or loss be reported as an extraordinary item. Due to the significance of the September 1999 transaction, both the March and September gains from dispositions have been reported in the accompanying consolidated statements of income as extraordinary items, net of taxes. Accordingly, the gain on the sale of the debitel shares in March 1999 has been reclassified in the accompanying consolidated statements of income from other income to extraordinary items, net of taxes.

5.  INVENTORIES


                                                                           At September 30,      At December 31,
                                                                                 1999                  1998
                                                                         ---------------------  -------------------

Raw materials and manufacturing supplies .............................   [EURO]      2,688                  2,278
Work in process ......................................................               6,628                  4,568
Finished goods, parts and products held for resale ...................               9,073                  7,631
Advance payments to suppliers ........................................                 480                    312
                                                                         ---------------------  -------------------
                                                                                    18,869                 14,789
Less: Advance payments received ......................................             (4,450)                (2,993)
                                                                         ---------------------  -------------------
                                                                                    14,419                 11,796
                                                                         ---------------------  -------------------
                                                                         ---------------------  -------------------


6.  CASH AND CASH EQUIVALENTS

    As of September 30, 1999 and December 31, 1998 cash and cash equivalents include [EURO] 695 and [EURO] 308, respectively, of deposits with original maturities of more than three months.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)


7.  STOCKHOLDERS' EQUITY

    The changes in stockholders' equity for the nine months ended
September 30, 1999 follow (in [EURO]):


                                                                        Accumulated other
                                                                      comprehensive income
                                                               ------------------------------------
                                          Additional            Cumulative    Available-  Minimum
                                 Capital   paid-in   Retained   translation    for-sale   pension  Treasury
                                  stock    capital   earnings   adjustment    securities liability   Stock     Total
                                 -------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1999 ...      2,561      7,274    20,533         (509)          528      (20)         -   30,367
Comprehensive income:
  Net income .................          -          -     4,610             -            -         -         -    4,610
  Other comprehensive income .          -          -         -         1,103        (196)         -         -      907
                                                                                                              --------
  Total comprehensive income .                                                                                   5,517
Issuance of capital stock ....          4         59         -             -            -         -         -       63
Dividends ....................          -          -   (2,356)             -            -         -         -  (2,356)
Treasury stock ...............          -          -         -             -            -         -      (29)     (29)
                                 -------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1999       2,565      7,333    22,787           594          332      (20)      (29)   33,562
                                 -------------------------------------------------------------------------------------
                                 -------------------------------------------------------------------------------------

    Total comprehensive income of the Group for the three months ended September 30, 1999 and the three- and the nine-month periods ended September 30, 1998 was [EURO] 1,281, [EURO] (331) and [EURO] 2,869, respectively.
    During the third quarter of 1999, DaimlerChrysler purchased approximately
0.4 million of its Ordinary Shares in connection with an employee share purchase plan.

8.  STOCK-BASED COMPENSATION

    In the first half of 1999, DaimlerChrysler established a new stock appreciation rights plan (the SAR Plan 1999) which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights (SARs) granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of an SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 7.5 million SARs at an exercise price of [EURO] 89.70 and
3.9 million SARs at an exercise price of $98.76.
    In the second quarter of 1999, DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs. All terms and conditions of the new SARs are identical to the stock options which were replaced, except that the holder of an SAR has the right to receive cash equal to the difference between the exercise price of the original option and the fair value of the Group's stock at the exercise date rather than receiving DaimlerChrysler Ordinary Shares. Conversion of existing stock options into SARs did not result in a material charge in the Group's statement of income.

9.  CREDIT FACILITIES

    In July 1999, DaimlerChrysler consolidated its existing credit facilities into a $ 17 billion revolving credit facility with a syndicate of U.S. and international banks. The new credit agreement is divided into two tranches. The first tranche is a European multi-currency revolving credit facility which allows the Group to borrow up to $ 5 billion for a term of 7 years at interest rates based on LIBOR. The second tranche is a U.S. revolving credit facility which allows the Group to borrow up to $ 12 billion for terms of 1 to 5 years at various interest rates.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)



10. SEGMENT REPORTING

    During the first quarter of 1999, Chrysler Financial Services and the Services segments were combined in the new segment Services. Prior periods have been reclassified to conform with the 1999 presentation. Segment information for the three- and nine-month periods ended September 30, 1999 and 1998 follows
(in [EURO]):


                                            Passenger  Commercial
                                            Cars and   Vehicles
                                            Trucks     Mercedes-
                                 Passenger  Chrysler,  Benz,
                                 Cars       Plymouth,  Freightliner,
                                 Mercedes-  Jeep(R),   Sterling,                Aero-            Elimina-  Consoli-
                                 Benz,smart Dodge      Setra         Services   space   Other    tions     dated
                                 ---------- ---------- ----------- ----------- ------- -------- ---------- ---------
FOR THE THREE  MONTHS ENDED:
SEPTEMBER 30, 1999
Revenues .....................       8,894     14,986       6,269       2,786    2,089   1,208          -    36,232
Intersegment sales ...........         280        180         322         548       16      97    (1,443)         -
                                 ---------- ---------- ----------- ----------- ---------------- ---------- ---------
Total revenues ...............       9,174     15,166       6,591       3,334    2,105   1,305    (1,443)    36,232

Operating Profit (Loss) ......         708      1,025         303       1,167      185    (55)       (18)     3,315

SEPTEMBER 30, 1998
Revenues .....................       7,547     12,727       5,625       2,601    2,145     755          -    31,400
Intersegment sales ...........         406          -         241         241       13      66      (967)         -
                                 ---------- ---------- ----------- ----------- ---------------- ---------- ---------
Total revenues ...............       7,953     12,727       5,866       2,842    2,158     821      (967)    31,400

Operating Profit (Loss) ......         507        925         299         262      142    (60)          -     2,075


                                            Passenger  Commercial
                                            Cars and   Vehicles
                                            Trucks     Mercedes-
                                 Passenger  Chrysler,  Benz,
                                 Cars       Plymouth,  Freightliner,
                                 Mercedes-  Jeep(R),   Sterling,                Aero-            Elimina-  Consoli-
                                 Benz,smart Dodge      Setra         Services   space   Other    tions     dated
                                 ---------- ---------- ----------- ----------- ------- -------- ---------- ---------
FOR THE NINE MONTHS ENDED:
SEPTEMBER 30, 1999
Revenues .....................      26,283     46,436      18,305       7,675    6,319   3,530          -   108,548
Intersegment sales ...........         902        283       1,110       1,504       24     281    (4,104)         -
                                 ---------- ---------- ----------- ----------- ------- -------- ---------- ---------
Total revenues ...............      27,185     46,719      19,415       9,179    6,343   3,811    (4,104)   108,548

Operating Profit (Loss) ......       1,855      3,803         805       1,872      467   (153)        (3)     8,646

SEPTEMBER 30, 1998
Revenues .....................      22,419     42,556      16,394       7,591    5,992   2,177          -    97,129
Intersegment sales ...........       1,204          1         559         591       30     197    (2,582)         -
                                 ---------- ---------- ----------- ----------- ------- -------- ---------- ---------
Total revenues ...............      23,623     42,557      16,953       8,182    6,022   2,374    (2,582)    97,129

Operating Profit (Loss) ......       1,543      3,582         786         743      341    (43)       (83)     6,869

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)



                                                                     Three months ended        Nine months ended
                                                                        September 30,            September 30,
                                                                    ----------------------  ------------------------
                                                                      1999        1998        1999         1998
                                                                    ----------  ----------  ----------  ------------
Income before financial income and income taxes ................        2,306       1,841       7,187         6,395

  Not allocated:
    certain pension and postretirement benefit costs ...........           83         176         258           527
    miscellaneous ..............................................           60          65          60            95
  Allocated:
    certain financial income, net ..............................         (20)         (7)         (1)         (148)
    extraordinary items: gains on disposals of a business (before
       income taxes; see Note 4) ...............................          886           -       1,142             -
                                                                    ----------  ----------  ----------  ------------
Consolidated operating profit ..................................        3,315       2,075       8,646         6,869
                                                                    ----------  ----------  ----------  ------------
                                                                    ----------  ----------  ----------  ------------

    In March 1998, the Group's semiconductor business was sold to an American company, Vishay Intertechnology, Inc. Moreover, during 1998 the Group sold further interests, including the sale of 30% of its interests in LFK-Lenkflugkoerpersysteme GmbH and 100% of its interests in two real-estate-project-companies. The total gain from these dispositions was approximately [EURO] 300.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)



11. EARNINGS PER SHARE

    The computation of basic and diluted earnings per share for "Income before extraordinary items" is as follows (in millions of [EURO] or millions of shares except earnings per share):


                                                                    Three months ended          Nine months ended
                                                                      September 30,               September 30,
                                                                 -------------------------  -------------------------
                                                                    1999          1998         1999         1998
                                                                 ------------  -----------  -----------  ------------

Income before extraordinary items - basic......................        1,425        1,289        3,951         4,211
    Interest expense on convertible bonds and notes (net of tax)           5            5           14            16
                                                                 ------------  -----------  -----------  ------------
Income before extraordinary items - diluted ...................        1,430        1,294        3,965         4,227
                                                                 ------------  -----------  -----------  ------------
                                                                 ------------  -----------  -----------  ------------


Weighted average number of shares outstanding - basic .........      1,003.2        972.8      1,002.8         947.8
    Dilutive effect of convertible bonds and notes ............         10.8         12.7         10.8          12.9
    Shares issued on exercise of dilutive options .............            -         22.5            -          20.9
    Shares purchased with proceeds of options .................            -       (12.8)            -        (13.4)
    Shares applicable to convertible preferred stock ..........            -          0.1            -           0.3
    Shares contingently issuable ..............................            -          1.5            -           1.5
                                                                 ------------  -----------  -----------  ------------
Weighted average number of shares outstanding - diluted .......      1,014.0        996.8      1,013.6         970.0
                                                                 ------------  -----------  -----------  ------------
                                                                 ------------  -----------  -----------  ------------

EARNINGS PER SHARE BEFORE EXTRAORDINARY ITEMS
    Basic .....................................................         1.42         1.33         3.94          4.44
                                                                 ------------  -----------  -----------  ------------
                                                                 ------------  -----------  -----------  ------------
    Diluted ...................................................         1.41         1.30         3.91          4.36
                                                                 ------------  -----------  -----------  ------------
                                                                 ------------  -----------  -----------  ------------

    An income tax charge of [EURO] 597 relating to changes in German tax laws was included in the consolidated statement of income for the nine months ended September 30, 1999 and resulted in a reduction of basic and diluted earnings per share of [EURO] 0.60 and [EURO] 0.59, respectively (see Note 3).

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)



12. SUMMARIZED FINANCIAL INFORMATION

    Summarized financial information for DaimlerChrysler North America Holding Corporation (formerly Daimler-Benz North America Corporation), DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are set forth below (in millions of U.S. $):


DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION                           September 30,        December 31,
     AND CONSOLIDATED SUBSIDIARIES                                               1999                1998
                                                                           -----------------  -------------------

  Receivables, net ....................................................    $         21,417   $            8,589
  Equipment on operating leases, net ..................................               7,629                6,002
  Property, plant and equipment, net ..................................               1,640                1,548
  Other assets ........................................................               4,137                3,138
                                                                           -----------------  -------------------
  TOTAL ASSETS ........................................................              34,823               19,277
                                                                           -----------------  -------------------
                                                                           -----------------  -------------------

  Current liabilities..................................................              16,497               10,375
  Non-current liabilities..............................................              14,356                5,333
  Stockholder's equity.................................................               3,970                3,569
                                                                           -----------------  -------------------
  STOCKHOLDER'S EQUITY AND LIABILITIES ................................              34,823               19,277
                                                                           -----------------  -------------------
                                                                           -----------------  -------------------




                                     Three months ended September 30,         Nine months ended September 30,
                                   --------------------------------------  --------------------------------------
                                          1999                1998               1999                1998
                                   -------------------  -----------------  -----------------  -------------------
Revenues:
  Net sales of products ........   $            5,595   $         4,381    $         16,177   $           12,077
  Finance and lease income......                  549               510               1,787                1,466
Operating costs.................                5,866             4,439              16,719               12,218
Net income......................                  145               190                 493                  538



DAIMLERCHRYSLER CORPORATION                                                 September 30,        December 31,
     AND CONSOLIDATED SUBSIDIARIES *)                                            1999                1998
                                                                           -----------------  -------------------

  Cash, cash equivalents and marketable securities .....................   $          8,522   $            8,049
  Finance receivables and retained interests in sold receivables .......             11,934               12,873
  Property and equipment, net ..........................................             21,773               20,799
  Other assets .........................................................             33,634               27,302
                                                                           -----------------  -------------------
  TOTAL ASSETS .........................................................             75,863               69,023
                                                                           -----------------  -------------------
                                                                           -----------------  -------------------

  Current liabilities...................................................             32,939               30,989
  Non-current liabilities...............................................             28,197               24,879
  Stockholder's equity..................................................             14,727               13,155
                                                                           -----------------  -------------------
  STOCKHOLDER'S EQUITY AND LIABILITIES .................................             75,863               69,023
                                                                           -----------------  -------------------
                                                                           -----------------  -------------------

  *) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)


DAIMLERCHRYSLER CORPORATION               Three months ended September 30,       Nine months ended September 30,
     AND CONSOLIDATED SUBSIDIARIES*)    -------------------------------------  ------------------------------------
                                              1999               1998                1999               1998
                                        -----------------  ------------------  -----------------  -----------------
Revenues:
  Sales of manufactured products .....  $         15,577   $          13,910    $        49,605   $         45,805
  Finance and insurance revenues .....             1,052                 572              2,889              1,517
  Other revenues .....................               293                 427                735              1,267
Total expenses .......................            16,145              14,227             50,223             45,852
Net earnings .........................               777                 682              3,006              2,737

  *) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.


CHRYSLER FINANCIAL COMPANY, L.L.C.                                          September 30,        December 31,
     AND CONSOLIDATED SUBSIDIARIES                                               1999                1998
                                                                           -----------------  -------------------

  Finance receivables and retained interests, net ......................   $         15,449   $           17,412
  Vehicles leased, net .................................................             10,045                4,133
  Loans and other amounts due from affiliates ..........................              1,185                1,930
  Other assets .........................................................              1,659                1,835
                                                                           -----------------  -------------------
  TOTAL ASSETS .........................................................             28,338               25,310
                                                                           -----------------  -------------------

  Current liabilities...................................................              9,223                9,946
  Non-current liabilities...............................................             15,805               12,028
  Shareholder's investment..............................................              3,310                3,336
                                                                           -----------------  -------------------
  SHAREHOLDER'S INVESTMENT AND LIABILITIES .............................             28,338               25,310
                                                                           -----------------  -------------------
                                                                           -----------------  -------------------



                                        Three months ended September 30,       Nine months ended September 30,
                                       ------------------------------------  ------------------------------------
                                             1999               1998               1999               1998
                                       -----------------  -----------------  -----------------  -----------------

Net margin and other revenues ......   $            404   $            417   $         1,235    $         1,255
Total costs and expenses ...........                257                237               769                737
Net earnings .......................                101                116               317                344


    Separate full consolidated financial statements of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are not presented as management has determined that such information is not material to holders of the outstanding debt securities. Certain prior year amounts for DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. have been reclassified to conform to the current year presentation.

13. SUBSEQUENT EVENTS

    In October 1999, DaimlerChrysler, the French Lagardere Group and the French government agreed to merge their respective aerospace and defense activities into a new company. The Franco-German corporation, to be called European Aeronautic, Defense and Space Company (EADS), will be established through a merger of Aerospatiale Matra SA and DaimlerChrysler Aerospace AG. The transaction is expected to be completed in the first half of 2000. Consummation of the merger is subject to various conditions, including among others, approval of certain governmental authorities.

YEAR 2000

Many computer systems and applications may fail or produce incorrect results on and after January 1, 2000 because they are not able to recognize the year "2000" and future years. This global "Y2K" problem threatens to disrupt the operations and financial condition of many companies, including DaimlerChrysler.

In response, DaimlerChrysler's Y2K Project Teams in Stuttgart and Auburn Hills have developed a compliance program to assess potential problems within the Group and its key suppliers, implement and verify remedial action, and devise contingency plans. The Teams report to the Board of Management.

STATE OF READINESS

As more fully described in DaimlerChrysler's Form 6-K for the month of July 1999, the compliance program includes assessment, testing, remediation, and contingency planning in key areas, with the assistance of outside consultants, programmers and technicians. DaimlerChrysler also participates in automotive industry trade associations in both North America and Germany (the Automotive Industry Action Group and the VERBAND DER AUTOMOBILINDUSTRIE). These industry groups offer Y2K seminars to first, second, and third tier production and non-production suppliers, and confirm their Y2K compliance status through questionnaires and on site reviews. DaimlerChrysler also offers a Y2K Remediation Assistance Program, and is reviewing key suppliers on a selective basis for compliance.

The following timetable shows DaimlerChrysler's internal target dates for compliance and the estimated compliance status as of September 30, 1999, by major areas:


                               Y2K PROGRAM TIMING
                                                                                        STATUS OF
                                                              PLANNED TARGET DATE FOR   COMPLIANCE AS OF
                                                              100% COMPLIANCE           SEPTEMBER 30, 1999
                                                              ---------------           ------------------

         Critical Business Computer Systems                      12/98                            99%
         Critical Plant Floor Equipment                           9/99                            99%
         Production and Critical
             Non-Production Suppliers                             9/99                            90% 1)
         Vehicle Components                                       9/99                           100%
         End-User Computing                                       9/99                            99%
         Dealers                                                  9/99                            98%

1) Based on information from AIAG and VDA, and from key suppliers which indicates that they have a comprehensive Y2K program designed to achieve compliance before January 1, 2000.

COSTS

DaimlerChrysler estimates that it will spend a total of approximately Euro 260 million in connection with its Y2K compliance project, which it expects to conclude during the first half of next year. It has spent approximately Euro 220 million through September 30, 1999. DaimlerChrysler's total estimated costs do not include costs relating to information technology projects accelerated as a result of the Y2K issue.

DaimlerChrysler does not expect its Y2K remediation costs to be material to its results of operations or financial condition. However, there can be no assurance that the remedial actions undertaken by DaimlerChrysler will be completed successfully by the time necessary to avoid dating systems problems, or that the cost of such remedial actions will not be material.

RISKS

DaimlerChrysler's most reasonably likely worst case Y2K scenario is the temporary disruption of its manufacturing operations due to the inability of one or more suppliers to ship parts because of a Y2K problem. Such disruption could result in lost sales and profits by impairing DaimlerChrysler's ability to obtain the materials and services, including energy, necessary to produce vehicles. A prolonged disruption at one or more facilities, as well as the cost of avoiding such disruption, could have a material adverse effect on DaimlerChrysler's financial condition and results of operations.

CONTINGENCY PLANS

The Y2K Project Teams have evaluated various business disruption scenarios as well as pre-existing "crises management plans" within the Group, and have developed Y2K contingency plans for critical operations. These plans include a combination of actions including stockpiling of components and selective resourcing of materials to Y2K compliant suppliers.

Various statements in this section about DaimlerChrysler's Y2K program, including its implementation schedule, expected costs, anticipated results, and most reasonably likely worst case scenario constitute forward-looking information. The impact of the Y2K problem on DaimlerChrysler is subject to many uncertainties, including its ability to remediate systems on a timely basis and the successful remediation of systems controlled by third parties. Accordingly, the costs of remediation and the effect that Y2K related disruptions could have on DaimlerChrysler's results of operations and financial condition could vary materially from those described above.

                                 DaimlerChrysler




                           Consolidated Interim Report
                                3rd Quarter 1999







                               Revenues up by 15%
                              to [EURO] 36.2 billion

            --------------------------------------------------------

                        Operating Profit adjusted improved
                           to [EURO] 2.6 billion (+24%)

            --------------------------------------------------------

                   Earnings per share adjusted increased from
                            [EURO] 1.36 to [EURO] 1.51

            --------------------------------------------------------

             Earnings per share including one-time effects increased
                          from [EURO] 1.33 to [EURO] 1.95
            --------------------------------------------------------

                 Substantial shareholder value unlocked through
                  successful sale of debitel shares to Swisscom


DaimlerChrysler
                              3rd quarter  3rd quarter  3rd quarter % change  Jan.-Sep.  Jan.-Sep.  Jan.-Sep.  % change
                                     1999         1999         1998                1999       1999       1998
Amounts in millions               US $ 1)       [EURO]       [EURO]             US $ 1)     [EURO]     [EURO]
(except per share)
----------------------------------------------------------------------------------------------------------------------
Revenues                          38,562      36,232     31,400       +15     115,528    108,548     97,129     +12
  European Union                  11,652      10,948     10,159       + 8      38,075     35,774     32,315     +11
  of which, Germany                7,092       6,664      6,300       + 6      22,797     21,420     19,833     + 8
  USA                             20,571      19,328     15,868       +22      61,512     57,796     50,078     +15
  Rest of World                    6,339       5,956      5,373       +11      15,941     14,978     14,736     + 2
Employees (September 30)                                                                 466,520    440,220     + 6
Investments in Property,
Plant and Equipment                2,212       2,078      1,786       +16       6,391      6,005      5,686      +6
Cash Provided by
Operating Activities               5,909       5,552      3,684       +51      14,154     13,299     13,488     (1)
Operating Profit                   3,528       3,315      2,075       +60       9,202      8,646      6,869     +26
Operating Profit adjusted 2)       2,733       2,568      2,075       +24       8,134      7,643      6,625     +15
Net Income 2)                      1,608       1,511      1,325       +14       4,932      4,634      4,145     +12
Basic Earnings Per Share 2)         1.61        1.51       1.36       +11        4.92       4.62       4.37      +6
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

------------------------
1) Rate of exchange based on the noon buying rate on September 30, 1999 of [EURO] 1= US $ 1,0643
2) Adjusted for one-time effects



Unit Sales
of the Automotive Divisions                         3rd quarter  3rd quarter  % change  Jan.-Sep.   Jan.-Sep.   % change
(Wholesale)                                              1999         1998               1999       1998
----------------------------------------------------------------------------------------------------------------------
  Passenger Cars                                      265,500   226,000        +17      784,600    653,700       +20
  (Mercedes-Benz, smart)
     European Union                                   177,400   156,400        +13      526,400    425,700       +24
     of which, Germany                                105,900    94,000        +13      306,000    251,800       +22
     USA                                               45,800    38,500        +19      138,000    126,700        +9
     Japan                                             10,600     8,000        +33       37,600     28,900       +30
     Rest of World                                     31,700    23,100        +37       82,600     72,400       +14
  Passenger Cars & Trucks                             722,400   673,200         +7    2,407,200  2,348,300        +3
  (Chrysler, Plymouth, Jeep, Dodge)
     NAFTA                                            683,000   634,900         +8    2,284,300  2,202,300        +4
     of which, USA                                    611,100   571,500         +7    2,033,800  1,926,500        +6
     Rest of World                                     39,400    38,300         +3      122,900    146,000      (16)
  Commercial Vehicles                                 139,800   126,500        +11      410,300    355,600       +15
  (Mercedes-Benz, Freightliner, Sterling, Setra)
     European Union                                    65,400    61,300         +7      197,600    175,500       +13
     of which, Germany                                 28,300    26,300         +8       84,400     74,900       +13
     USA                                               44,500    29,700        +50      130,100     75,400       +73
     South America                                     12,000    15,400       (22)       32,600     46,200      (29)
     Rest of World                                     17,900    20,100        (8)       50,000     58,500      (15)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

BUSINESS REVIEW



THE THIRD QUARTER OF 1999 WAS ANOTHER SUCCESSFUL PERIOD FOR DAIMLERCHRYSLER. IN ALL OF OUR DIVISIONS WE INCREASED BOTH REVENUES AND EARNINGS. WITH OUR WIDE RANGE OF INNOVATIVE PRODUCTS WE SET NEW RECORDS FOR UNIT SALES AND REVENUES IN OUR AUTOMOTIVE BUSINESS. BECAUSE OF OUR VERY GOOD BUSINESS DEVELOPMENTS IN THE 3RD QUARTER THERE WAS ALSO A SIGNIFICANT RISE IN OUR OPERATING PROFIT (ADJUSTED FOR ONE-TIME EFFECTS) OF 24% RESULTING IN A FIGURE OF [EURO] 2.6 BILLION. IN THIS PERIOD REVENUES EXPANDED BY 15% TO [EURO] 36.2 BILLION. OPERATING PROFIT FOR THE PERIOD OF JANUARY THROUGH SEPTEMBER 1999 WAS 26% HIGHER AT [EURO] 8.6 BILLION (ADJUSTED FOR ONE-TIME EFFECTS + 15% TO [EURO] 7.6 BILLION), WHILE REVENUES FOR THIS PERIOD GREW BY 12% TO [EURO]
108.5 BILLION.

DISTINCT EARNINGS IMPROVEMENT IN THE THIRD QUARTER. DaimlerChrysler improved its operating profit by 60% to [EURO] 3.3 billion in the 3rd quarter of this year compared with the 3rd quarter of 1998. When adjusted for special effects in both quarters the rise was actually 24%. The biggest growth in earnings was achieved by the Passenger Cars Mercedes-Benz, smart division. With [EURO]
0.7 billion it surpassed the figure attained a year before by 40%. The division Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge made a contribution to total operating profit of [EURO] 1.0 billion (revenues +19%). There was also a strong rise in net income which was up 14% to [EURO] 1.5 billion after adjustment for one-time effects. This is equivalent to earnings per share of [EURO] 1.51. When the sale of 32.4% of debitel's stock to Swisscom is included we actually achieved net income of [EURO] 2.0 billion and earnings per share of [EURO] 1.95.

For the period of January through September 1999 we achieved operating profit of [EURO] 8.6 billion, 26% higher than a year before (adjusted for one-time effects + 15% to [EURO] 7.6 billion), and net income excluding one-time effects rose to [EURO] 4.6 billion (+12%).

STRONG REVENUE GROWTH IN ALL AREAS. With a 15% increase in its business volume to [EURO] 36.2 billion, DaimlerChrysler continued steadily along its growth path in the 3rd quarter. Almost all divisions expanded their revenues with double-digit growth rates. The divisions Passenger Cars Mercedes-Benz, smart and Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge grew the fastest with expansion of 15% and 19%, respectively.

NEW RECRUITMENT NECESSARY. At the end of the 3rd quarter 466,500 people were employed by DaimlerChrysler. New recruitment was required, particularly in the divisions Passenger Cars Mercedes-Benz, smart and Services. Furthermore, the workforce expanded significantly due to the acquisition of the stake in Adtranz held by ABB in January 1999. Calculated on a comparable basis the DaimlerChrysler workforce thus grew by 3%.

INTEGRATION ALMOST COMPLETED. The integration of DaimlerChrysler has progressed much faster than was originally planned. By the end of this year the majority of all integration projects will have been completed or transferred to the line organization. For this reason the Post Merger Integration Organization will not continue in its present form after the end of this year.

With the completion of the integration process the Board of Management and the Supervisory Board of DaimlerChrysler have decided on a new Board of Management structure. This will reflect the global orientation of our businesses, shorten decision processes, structure our businesses in divisions with bottom-line responsibility and facilitate an even better targeting of markets and customers by including the sales function in the automotive divisions.

PASSENGER CARS MERCEDES-BENZ, SMART(R)

                                  3rd quart.         3rd quart.      Jan.-Sep.         Jan.-Sep.
                                        1999               1998           1999              1998
Amounts in millions                   [EURO]             [EURO]         [EURO]            [EURO]
------------------------------------------------------------------------------------------------
Operating Profit                         708                507          1,855             1,543
Revenues                               9,174              7,953         27,185            23,623
Wholesale (units)                    265,500            226,000        784,600           653,700
Production                           265,000            245,900        814,200           679,000
Employees (Sep. 30) 1)                                                 101,749            96,502
------------------------------------------------------------------------------------------------

------------------
1) Plus a further 33,476 employees engaged in the joint sales organization of Mercedes-Benz and smart cars and Mercedes-Benz, Freightliner, Sterling and Setra commercial vehicles.

POSITIVE DEVELOPMENTS CONTINUE IN THE THIRD QUARTER. The Mercedes-Benz, smart division continued with its very positive developments in the 3rd quarter of 1999 and again set new records for unit sales, revenues and earnings. In the period of July to September this year we sold 265,500 cars of the Mercedes-Benz and smart brands worldwide, surpassing the figure for the same period of 1998 by 17%. At the same time revenues increased by 15% to [EURO]
9.2 billion. Operating profit rose by 40% to [EURO] 708 million.

Total sales of the Mercedes-Benz and smart brands in the first nine months of this year reached a record figure of 784,600 vehicles (+20%). Revenues in this period went up by 15% to [EURO] 27.2 billion. At a figure of [EURO] 1.9 billion, operating profit was 20% higher than at this time last year.

MERCEDES-BENZ: NEW S-CLASS VERY SUCCESSFUL. With the youngest and most comprehensive model range in the history of Mercedes-Benz we are now well ahead of the general market trend. Not only the A-Class, which is reaching new categories of customers for Mercedes-Benz, and the various versions of the C-Class (CLK, SLK) are very successful; but above all the S-Class has won many new customers and well exceeded the expectations that were placed in it. As a result we were able to sell almost twice as many S-Class cars in the 3rd quarter of this year as we did in the same period of 1998.

In Germany we sold 93,400 Mercedes-Benz cars in the 3rd quarter of 1999. With the S-Class we have now increased market share in the luxury segment to well over 50%.

In Western Europe outside Germany unit sales of Mercedes-Benz went up by 1% to 67,800 vehicles. In the prestigious 8-cylinder segment we increased our market share significantly and have therefore strengthened our leading position. With diesel-engine cars we also succeeded in improving our market share significantly, primarily due to the popular new range of engines, ranging from the 1.6 liter CDI to the 4 liter CDI engine.

The positive business developments also continued in the USA in the 3rd quarter. Retail sales rose by 25% to 46,200 vehicles (wholesale: 45,800). In the period of January through September we achieved a new retail sales record in the USA with a total of 136,000 vehicles (+9%). In Japan Mercedes-Benz is well on its way to becoming import brand number 1 again. In the 3rd quarter of 1999 11,600 new vehicles were registered (wholesale: 10,600) exceeding the high figure of a year ago by 31%. Our share of the relevant market segment rose in the same period to 12.9% from 11.1% in the previous year.

The sales figures of the A-Class in South America and above all in Brazil are still lower than expected. Because of economic difficulties the markets of the whole region are suffering from a pronounced reluctance to buy, which is affecting all manufacturers. To resolve this situation we have introduced extensive measures with great potential, such as thorough cost-cutting programs, increased local content and targeted marketing campaigns. Despite the current difficult situation, in the medium to long term we still regard South America as one of our important growth markets.

KEEN INTEREST IN NEW MODELS OF THE SMART. Demand for the smart improved again in the 3rd quarter, so that in September it reached second place in the statistics of new registrations of small cars in Germany. The smart stand at the Frankfurt Motor Show attracted a positive reaction from both customers and the media. Several new versions of the new brand were presented: the smart City convertible, the smart cdi with fuel consumption of just 3 liters of diesel per 100 km, and the smart roadster prototype.

PASSENGER CARS & TRUCKS
CHRYSLER, PLYMOUTH, JEEP(R), DODGE


                                    3rd quart.      3rd quart.        Jan.-Sep.              Jan.-Sep.
                                          1999            1998             1999                   1998
Amounts in millions                     [EURO]          [EURO]           [EURO]                 [EURO]
------------------------------------------------------------------------------------------------------
Operating Profit                         1,025             925            3,803                  3,582
Revenues                                15,166          12,727           46,719                 42,557
Wholesale (units)                      722,400         673,200        2,407,200              2,348,300
Production                             705,800         644,900        2,374,700              2,258,600
Employees (Sep. 30)                                                     127,668                125,733

SHIPMENTS, REVENUES AND EARNINGS ALL HIGHER IN THE 3RD QUARTER. The division Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge increased shipments by 7% to 722,400 vehicles in the 3rd quarter. At the same time revenues rose by 19% to a new record figure of [EURO] 15.2 billion due to an improved product mix, increased vehicle shipments, favorable vehicle pricing and favorable US $ to euro exchange rates. Operating profit was also higher at [EURO] 1.0 billion ([EURO] 0.9 billion in the 3rd quarter of 1998), adjusted for the one-time effect, the retiree lump-sum payment of [EURO] 139 million, operating profit increased by 26% to [EURO] 1.2 billion.

In the first nine months of the year business developed very positively on the whole. Whereas shipments rose to 2,407,200 vehicles (+3%), the division's revenues increased at a higher rate reaching a figure of [EURO] 46.7 billion ([EURO] 42.6 billion in the previous year). Operating profit for the period January through September increased from [EURO] 3.6 billion to [EURO] 3.8 billion (adjusted: from [EURO] 3.6 to [EURO] 3.9 billion).

HIGHER SHIPMENTS IN NORTH AMERICA. Because of the continued positive market developments in the USA and Canada, we again increased shipments to the NAFTA region by 8% to 683,000 vehicles in the 3rd quarter. Within the USA we achieved a distinct improvement in shipments of 7% to 611,100 vehicles, although hurricane Floyd caused a shipment shortfall of 25,000 vehicles. This shortfall is expected to be made up in the 4th quarter. Due to higher shipments in Europe the level of total shipments outside NAFTA increased by 3%.

Shipments of trucks in the 3rd quarter of 1999 were up 18% to 526,100 units over the 3rd quarter of 1998. In particular, Jeep Grand Cherokee shipments soared by 123% to 83,700 units and Dodge Ram pick-up shipments rose by 18% to 124,700 units. Shipments of minivans maintained the high level of the previous year. The only slight decline occurred with shipments of cars.

MARKET SHARE STILL AT A HIGH LEVEL. With a 14.4% share of the market for passenger cars and trucks in the USA and Canada, the 3rd quarter of this year did not quite equal our share of a year before. Market share in the US passenger car segment in the 3rd quarter came to 7.6% (3rd quarter of 1998: 9.0%). With light trucks in the USA our market share in the 3rd quarter of 1999 was 21.1% (22.1% a year before). Here the minivans' slightly smaller share in their category was offset to a great extent by higher retail sales of Jeep Grand Cherokees and Dodge Durangos.

LONG-TERM WAGE SETTLEMENT NEGOTIATED WITH THE UAW. In September DaimlerChrysler Corporation reached a wage agreement with the United Auto Workers labor union
(UAW) to be effective for the next four-year period. This wide-ranging contract will enable us to plan more exactly for the next four years and facilitate the continuation of productivity improvements. A few days later we also reached an agreement with the Canadian Auto Workers' union, CAW.

COMMERCIAL VEHICLES
MERCEDES-BENZ, FREIGHTLINER, STERLING, SETRA


                                  3rd quart.         3rd quart.      Jan.-Sep.         Jan.-Sep.
                                        1999               1998           1999              1998
Amounts in millions                   [EURO]             [EURO]         [EURO]            [EURO]
------------------------------------------------------------------------------------------------
Operating Profit                         303                299            805               786
Revenues                               6,591              5,866         19,415            16,953
Wholesale (units)                    139,800            126,500        410,300           355,600
Production                           137,000            124,900        415,100           369,800
Employees (Sep. 30) 1)                                                  90,579            90,028

--------------------
1) Plus a further 33,476 employees engaged in the joint sales organization of Mercedes-Benz and smart cars and Mercedes-Benz, Freightliner, Sterling and Setra commercial vehicles.


POSITIVE DEVELOPMENTS CONTINUE IN THE THIRD QUARTER. In the third quarter of 1999 the division Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra increased its unit sales by 11% compared with the 3rd quarter of last year, bringing it to a total of 139,800 vehicles. With revenues, which reached [EURO] 6.6 billion, we achieved growth of 12%. Because of the difficult situation in Latin America and Turkey operating profit rose only slightly to [EURO] 303 million.

In the first nine months of this year all three key figures increased compared with the same period of 1998: unit sales were up 15% to 410,300 vehicles, revenues of [EURO] 19.4 billion were better by 15% and operating profit of [EURO] 805 million was 2% higher.

The overall positive sales developments in the division Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra are mainly based on the successes of the business units Commercial Vehicles NAFTA (+62%) and Vans Europe (+6%). The favorable developments in these units ment that the negative impact of the difficult economic situations in Latin America and Turkey were more than compensated for.

GOOD PROGRESS IN ALMOST ALL BUSINESS UNITS. The business unit Trucks Europe had unit sales of 22,200 vehicles in the third quarter of 1999 and nearly reached the level of the previous year. In the period of January through September we succeeded in raising unit sales by 3% to 67,000 vehicles, despite substantial declines in Turkey, Eastern Europe and Near East. Primarily due to the market's positive reaction to the Atego models we have increased our market share in the over 6t segment to 24% (22% a year before).

In the business unit Vans Europe our attractive product range maintained its leading position in the 2-6t segment with the Vito, the V-Class, the Sprinter and the Vario. Unit sales in the 3rd quarter of 1999 went up by 1% to 50,900 vehicles. In the first nine months of this year we achieved growth of 6% taking us to 152,100 vehicles. Our market share in Western Europe improved to 19.3% by the end of September (18.1% a year before). Because of strong demand we have stepped up production of the Sprinter and the Vito.

In the months of July through September 1999 the business unit Buses Europe attained unit sales of 1,700 vehicles, 4% better than a year before. In addition to the German market, France, Austria, Switzerland and Spain continued to develop positively, so that the decline in unit sales in Turkey was more than offset. Our first successes are now also visible in the markets of Eastern Europe. We intend to penetrate these markets more effectively with the benefit of our newly-founded subsidiary, EvoBus Polska, which is responsible for the sales, service and spare parts supply of the Mercedes-Benz and Setra bus brands.

In the business unit Commercial Vehicles NAFTA the extremely positive business developments have continued. Unit sales rose in the 3rd quarter to 50,700 vehicles (+46%). Overall in the period of January through September 1999 we sold 146,200 vehicles in the NAFTA region, a strong increase of 62%. Due in part to the market success of the Sterling trucks, which achieved market share of 6%, our market share in the heavy class (from 15t) continued to grow, reaching 37% by the end of September. In the context of the expansion of our international production network we will also supply Sterling trucks with Mercedes-Benz engines in future. The Sterling Acterra, which will be launched on the market in spring 2000, will be sold with six-cylinder and four-cylinder versions of the reliable MBE 900 series diesel engines.

Developments in the business unit Commercial Vehicles Latin America in 1999 are affected by the economic and financial difficulties in Brazil. In the 3rd quarter of 1999 we sold 6,700 trucks and 1,400 vans in Brazil, and another 1,700 trucks in Argentina. Overall, unit sales in the period of July through September declined by 22%. Also when the first nine months of the year are considered, because of the drastic shrinkage of the Brazilian market unit sales of 33,200 vehicles were 29% below the level of a year before.

At [EURO] 737 million in the 3rd quarter, revenues of the Powertrains business unit were at the high level of a year earlier. In order to fulfill the future stricter emission requirements in Europe, North America and Japan the business unit is planning a joint venture for the development, production and sale of exhaust emission cleaning equipment for diesel engines.


SERVICES
FINANCIAL SERVICES, IT SERVICES


                                  3rd quart.         3rd quart.      Jan.-Sep.         Jan.-Sep.
                                        1999               1998           1999              1998
Amounts in millions 1)                [EURO]             [EURO]         [EURO]            [EURO]
------------------------------------------------------------------------------------------------
Operating Profit                       1,167                262          1,872               743
Revenues                               3,334              2,842          9,179             8,182
Employees (Sep. 30)                                                     25,136            21,309

----------------------------
1) Figures for 1998 including Telecom Services

EXCELLENT BUSINESS TREND. The Services division also achieved continued growth in revenues in the 3rd quarter of 1999. Revenues were 17% higher than in the 3rd quarter of last year at [EURO] 3.3 billion. In the first nine months of this year revenues grew by 12% to [EURO] 9.2 billion. With 50% of total revenues the NAFTA region was again the most important market for debis in the 3rd quarter.

The operating profit of the Services division amounted to [EURO] 1.2 billion in the 3rd quarter. This figure includes a one-time effect from the sale of another 32.4% of debitel's stock to Swisscom for [EURO] 886 million. Excluding this one-time effect operating profit increased by 7% to [EURO] 281 million. In the first nine months of the year, operating profit of [EURO] 730 million (adjusted for the one-time effects) was slightly higher than in the same period of 1998.

In recent months we have pressed forward with integration. For example, in Canada, Mexico, Japan and most European countries the existing leasing and financing activities of Chrysler Financial and debis have been combined in one company following the concentration of the US operations earlier this year.

DISTINCT RISE IN NEW BUSINESS AT FINANCIAL SERVICES. The Financial Services business unit increased its new business in the 3rd quarter by 64% to over [EURO] 11.7 billion. In this period the business unit achieved revenues totaling [EURO] 2.6 billion (+33%). Of this figure, 60% was accounted for by the area Financial Services NAFTA and another 35% by Financial Services excluding NAFTA. The area of Capital Services contributed 5% of total revenues. By the end of the 3rd quarter the volume of portfolio serviced had risen to [EURO] 87 billion, which was 34% higher than it had been a year earlier.

In the first nine months new business added up to a volume of [EURO] 34 billion (+38%), while revenues rose by 25% to [EURO] 7.1 billion.

IT SERVICES' GROWTH TREND CONTINUES. The IT Services business unit generated new record revenues of [EURO] 766 million in the 3rd quarter of 1999, 42% higher than in the 3rd quarter of last year. With incoming orders the business unit recorded a rise of 28% to [EURO] 2.3 billion. In the 3rd quarter we acquired and set up new companies in the context of our strategy of internationalization. For example, in Spain we have strengthened our market presence significantly. In all major markets we have gained market share. The acquisition of the French IT company, Soleri (revenues approx. [EURO] 126 million, 1,500 employees), in October 1999 was an important step in the development of our position in France.

AEROSPACE
CIVIL AIRCRAFT, MILITARY AIRCRAFT, SPACE SYSTEMS, SATELLITES, DEFENSE AND CIVIL SYSTEMS, AERO ENGINES



                                  3rd quart.         3rd quart.      Jan.-Sep.         Jan.-Sep.
                                        1999               1998           1999              1998
Amounts in millions                   [EURO]             [EURO]         [EURO]            [EURO]
------------------------------------------------------------------------------------------------
Operating Profit                         185                142            467               341
Revenues                               2,105              2,158          6,343             6,022
Employees (Sep. 30)                                                     46,159            46,287


CONTINUING GROWTH IN REVENUES. In the period of July through September 1999 the Aerospace division achieved revenues of [EURO] 2.1 billion ([EURO] 2.2 billion a year before). This was mainly due to the positive trends in the business units Civil Aircraft and Military Aircraft. The other business units were not able to attain the revenues they recorded in the 3rd quarter of 1998, which were particularly high for invoicing reasons. Due to higher shipments in the Airbus program, Civil Aircraft's share of total Dasa Group revenues rose to almost 40%.

In the first nine months of this year Dasa improved its revenues by 5% to [EURO] 6.3 billion compared with the same period of 1998. In particular in the Satellites business unit, but also in the Defense and Civil Systems business unit, revenues were lower than a year before, all other areas showed strong growth rates of up to 16%.

Operating profit rose in the third quarter by 30% to [EURO] 185 million. From January to September Dasa increased its operating profit by 37% to [EURO] 467 million.

IMPORTANT ORDERS IN THE AREAS OF CIVIL AIRCRAFT AND HELICOPTERS. In the 3rd quarter of 1999 Dasa obtained the contract for the series production of the Tiger military helicopter and also a large number of orders in the Airbus program. For the period January through September 1999 incoming orders at [EURO] 7.3 billion were not as high as in the same period of 1998 ([EURO]
10.9 billion), the reason being that last year was marked by an unusually high volume of incoming orders, particularly in the Eurofighter program.

MAJOR BREAKTHROUGH: MERGER WITH AEROSPATIALE MATRA. On October 14, 1999, DaimlerChrysler, the French Lagardere Group and the French Government signed an agreement to merge their respective aerospace and defense activities into a new company which will be the world's third largest aerospace company. The Franco-German corporation, to be called European Aeronautic, Defense and Space Company (EADS), will be created through the merger of Aerospatiale Matra SA and DaimlerChrysler Aerospace AG (Dasa) and will be the largest aerospace company in Europe. EADS will have revenues of approximately [EURO] 21 billion and employ more than 89,000 people. It will start operating in the first half of 2000 after approval by regulatory and supervisory authorities and the implementation of appropriate capital measures. The merger will enable the joint aerospace business to lead from a position of strength, resulting in a new dimension of profitable growth.

A holding company will control 60% of the new company, while the remaining 40% will be sold on the stock market. DaimlerChrysler and its French partners -Lagardere, the French financial institution SOGEPA and the French government -will each own half of the holding. The French government plans to reduce its stake in EADS to 15% through a secondary offering of shares. With this merger DaimlerChrysler continues to focus its activities on the automotive business.

OTHER INDUSTRIAL BUSINESSES
RAIL SYSTEMS, AUTOMOTIVE ELECTRONICS, MTU/DIESEL ENGINES


                                  3rd quart.         3rd quart.      Jan.-Sep.         Jan.-Sep.
                                        1999               1998           1999              1998
Amounts in millions                   [EURO]             [EURO]         [EURO]            [EURO]
------------------------------------------------------------------------------------------------
  RAIL SYSTEMS 1)
  Revenues                               845                816          2,366             2,348
  Incoming Orders                        629              1,514          2,132             3,530
  Employees (Sep. 30)                                                   23,621            24,374
  AUTOMOTIVE-ELECTRONICS
  Revenues                               209                187            656               544
  Incoming Orders                        230                169            800               571
  Employees (Sep. 30)                                                    4,937             4,501
  MTU/DIESEL ENGINES
  Revenues                               211                207            581               595
  Incoming Orders                        240                227            642               687
  Employees (Sep. 30)                                                    5,932             5,904

--------------------
1) 50% consolidation in 1998; comparable figures (100%) shown in the table.

COST-CUTTING PROGRAM CONTINUED. In the 3rd quarter of this year Adtranz increased its revenues by 4% to [EURO] 845 million. At the same time it further intensified its cost-cutting program. This and other restructuring measures are intended to achieve a sustained turnaround in the earnings situation at Adtranz. Operating income improved over the 3rd quarter of last year. In the 4th quarter, however, we expect one-time burdens from additional restructuring measures. In the 3rd quarter Adtranz obtained an important follow-up order from the Lisbon Metro as well as orders for the supply of Metro and diesel trains to customers in Germany and for the supply of more inter-city trains to customers in the United Kingdom.

STRONG GROWTH OF REVENUES AND INCOMING ORDERS IN AUTOMOTIVE ELECTRONICS. The Automotive Electronics business unit again grew faster than the market as a whole in the third quarter of 1999. Compared with a year earlier, revenues were 12% higher at [EURO] 209 million; in the first nine months they were actually 21% higher at over [EURO] 650 million. This growth was mainly generated by the areas of ABS, Sensor Systems and Small Motors. There was also a strong rise in incoming orders; in the months of July through September they were up 36% at [EURO] 230 million.

POSITIVE DEVELOPMENTS AT MTU/DIESEL ENGINES IN THE THIRD QUARTER. Despite the fact that demand for fast ferries was still weak in the 3rd quarter, the MTU/Diesel Engines business unit managed to increase its revenues slightly. Particularly in the area of Decentralized Energy Systems we achieved higher revenues with the new series 2000 and 4000. The incoming orders trend was also positive with higher figures for the months of July through September than in the first two quarters of this year. After the low order volume due to the after effects of the economic and financial crises in Asia and because of postponed projects, in the course of the year incoming orders improved significantly. The business unit's revenues of [EURO] 581 million for the first nine months of the year were lower than in the same period of 1998 mainly because of the weaker market in the user segment of fast ferries.


OUTLOOK


DAIMLERCHRYSLER BELIEVES THAT ITS POSITIVE BUSINESS DEVELOPMENTS SHOULD ALSO CONTINUE DURING THE REST OF 1999. ON THE BASIS OF A STRONG ORDER BOOK WE NOW EXPECT REVENUES OF AT LEAST [EURO] 146 BILLION FOR THE YEAR AS A WHOLE. AT THE SAME TIME WE ANTICIPATE THAT OUR EARNINGS WILL CONTINUE TO RISE AT A FASTER RATE THAN REVENUES FOR 1999. WITH CONTINUED TOUGH COMPETITION ON INTERNATIONAL AUTOMOTIVE MARKETS DAIMLERCHRYSLER CAN PROFIT FROM THE SYNERGIES RESULTING FROM THE MERGER, WHICH AMOUNT TO [EURO] 1.3 BILLION JUST IN THE FIRST YEAR OF THE NEW COMPANY. IN THE MEDIUM TO LONG TERM DAIMLERCHRYSLER HAS AN EXCELLENT COMPETITIVE POSITION IN THE AUTOMOTIVEF INDUSTRY DUE TO ITS GLOBAL PRESENCE AND ITS COMPETITIVE BRANDS, PRODUCTS AND SERVICES.

In the division Passenger Cars Mercedes-Benz, smart we expect a significant increase in unit sales to over one million vehicles, due in particular to the market success of the S-Class, but also of the A-Class and the M-Class. Additional momentum should be created by the new S-Class Coupe, launched this autumn. Now that incoming orders for the smart have picked up distinctly as a result of model development measures and the new marketing campaign, we anticipate selling more than 80,000 cars of the smart brand this year. In each of the coming years we intend to realize earnings improvements of 30% for the smart.

In the division Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge we plan to ship more than 3.1 million vehicles this year. With our attractive model range, which includes compact cars, mid-size cars, full-size sedans, minivans and sport utility vehicles, we have an excellent competitive position in all markets.

The division Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra should achieve unit sales of well over half a million vehicles for the first time this year. We expect the continuation of this extremely positive development, especially for the business unit Commercial Vehicles NAFTA. Furthermore, there are growing signs that after the substantial losses of unit sales and revenues in Latin America there may already be a slight improvement in the last quarter of the year.

The Services division's rate of growth is also expected to continue in the 4th quarter. In order to further improve our range of services we have merged the leasing and sales financing businesses of debis and Chrysler Financial Company and should thus be able to realize extensive synergies. The IT Services business unit is anticipated to continue to improve its market presence.

We believe the Aerospace division will again expand its business volume in comparison with the previous year. New prospects are expected to arise from the forthcoming merger of Dasa with Aerospatiale Matra. This new group, which in the near future will include the Spanish aerospace company CASA, will be the first truly international aerospace company in Europe and the third-largest aerospace company in the world.

Adtranz, our Railway Systems business unit, should increase its revenues to a new record level. Despite the restructuring measures which have been introduced and are now being implemented, the business unit is not expected to be able to attain positive earnings in 1999. We believe the area of Automotive Electronics will grow at a much faster rate than the market as a whole this year and achieve strong expansion of revenues. The MTU/Diesel Engines business unit should continue its positive trend of the 3rd quarter leading to a distinct rise in incoming orders in the last three months of this year.

Overall we expect to gain significant market share in almost all of our businesses in 1999. We expect strong growth of Group revenues, taking us to a figure of at least [EURO] 146 billion. Due to these positive business developments we assume that earnings will expand at a faster rate than revenues.

There are also good long-term prospects for DaimlerChrysler. Because of the favorable overall economic outlook for the USA and Western Europe, we also expect high sales volumes for cars and commercial vehicles in these important markets in the year 2000. With our clear focus on the automotive business, our global presence in the major automobile markets and our broad portfolio of brands and products covering almost all passenger car and commercial vehicle segments, we have an excellent competitive position in the international automotive industry. At the same time we are utilizing our strong position in terms of innovative strengths and design in order to further improve our market position and maintain sustained profitable growth. In the period of 1999 through 2001 alone we intend to spend more than [EURO] 46 billion on investment and research and development. The results of this expenditure are the 64 new passenger car and truck models which we plan to launch in the market by the year 2003.

                       ----------------------------------

THIS CONSOLIDATED INTERIM REPORT CONTAINS FORWARD-LOOKING STATEMENTS BASED ON BELIEFS OF DAIMLERCHRYSLER MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "PLAN" AND "PROJECT" ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF DAIMLERCHRYSLER WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS TO BE MATERIALLY DIFFERENT, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN CURRENCY EXCHANGE RATES AND INTEREST RATES, INTRODUCTION OF COMPETING PRODUCTS, LACK OF ACCEPTANCE OF NEW PRODUCTS OR SERVICES AND CHANGES IN BUSINESS STRATEGY. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PROJECTED HERE. DAIMLERCHRYSLER DOES NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

ANALYSIS OF THE FINANCIAL SITUATION


SIGNIFICANT INCREASE IN OPERATING PROFIT. The operating profit of the DaimlerChrysler Group for the 3rd quarter of 1999 amounted to [EURO] 3.3 billion. This figure includes [EURO] 886 million from the sale of 32% of debitel shares to Swisscom. Adjusting for this extraordinary item and for the charge for future lump-sum retiree payments according to the September 1999 contract with the United Auto Workers labor union (UAW) in the amount of [EURO] 139 million produces an increase in operating profit of 24% to [EURO] 2.6 billion.

Operating profit for the period January through September 1999 was [EURO] 8.6 billion (1998: [EURO] 6.9 billion). Of this figure, [EURO] 1.1 billion is accounted for by the reduction of our stake in debitel. This decreased from 52% to 10% for two reasons: the sale of debitel shares at its initial public offering ([EURO] 256 million) and the sale of 32% of debitel shares to Swisscom in September 1999 ([EURO] 886 million). Due to the significance of these transactions, which occurred within two years after the merger, the entire amount, net of taxes, is recorded as an extraordinary item in accordance with the pooling-of-interest rules of U.S. GAAP. After adjusting for all one-time effects in both years, representing principally gains on sales of businesses and, in 1999, the lump-sum payment discussed above, operating profit rose 15% to [EURO] 7.6 billion for the nine months ended September 1999.

The increase in the operating profit of the Passenger Cars Mercedes-Benz, smart division in the 3rd quarter was more than twice as high as the percentage increase in revenues during the same period. This was primarily due to a doubling of S-Class sales - the new vehicle was launched in the fall of 1998 - and higher production of the M-Class, which resulted from the extra capacity generated by the additional production location in Graz, Austria. However, this was partially offset by the financial burdens associated with preparations for the model change to the new C-Class scheduled for the year 2000, and the extended range of standard equipment for the M-Class. The contribution of the smart continued to remain negative, as expected. The increase in operating profit at Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge resulted from increased sales volume combined with improvements in product mix, higher vehicle pricing and favorable US dollar to euro exchange rates, partially offset by higher average sales incentives. Additionally, a [EURO] 139 million charge for future lump-sum retiree payments related to the 1999 UAW collective bargaining agreement was recorded. Compared with the 3rd quarter of 1998, operating profit at Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra rose slightly, despite the difficult economic situation in Latin America and Turkey, which also burdened the sale of passenger cars as well as passenger cars and trucks. The improvement in operating profit was primarily caused by the continued dynamic growth of our North American commercial vehicles business and the success of our vans in European markets.

When adjusted for the one-time effect of the sale of debitel shares to Swisscom, operating profit at the Services division in the 3rd quarter was slightly higher than in the previous year. This was caused by the brisk leasing and sales financing business, primarily with passenger cars in North America and commercial vehicles in Germany. The Aerospace division benefited from higher revenues and a favorable dollar exchange rate. In the Automotive Electronics business unit, the growth in revenues and earnings continued in the 3rd quarter. At the MTU/Diesel Engines business unit, efficiency improvements and the increasing market success of the new series 2000 and 4000 engines resulted in an increase in operating profit as well. Restructuring measures initiated last year in the German companies of the Rail Systems business unit are beginning to show positive effects. Due to the unsatisfactory signaling business in the United Kingdom and the burden of old unsatisfactory contracts in Germany and Switzerland, 3rd quarter operating profit was still negative.



Operating Profit by Segments       1st quarter  1st quarter  2nd quarter  2nd quarter  3rd quarter  3rd quarter  Jan.-Sep. Jan.-Sep.
in millions of [EURO]                     1999         1998         1999         1998         1999         1998      1999      1998

Passenger Cars                             531          513          616          523          708          507     1,855     1,543
(Mercedes-Benz, smart)

Passenger Cars and Trucks                1,456        1,353        1,322        1,304        1,025          925     3,803     3,582
(Chrysler, Plymouth, Jeep, Dodge)

Commercial Vehicles                        183          164          319          323          303          299       805       786
(Mercedes-Benz, Freightliner,
Sterling, Setra)

Services                                   437          221          268          260        1,167          262     1,872       743
Aerospace                                   93           43          189          156          185          142       467       341
Other                                       74          122        (172)        (105)         (55)         (60)     (153)      (43)
Eliminations                                 -         (20)           15         (63)         (18)            -       (3)      (83)
DaimlerChrysler Group                    2,774        2,396        2,557        2,398        3,315        2,075     8,646     6,869
Adjusted for one-time effects            2,523        2,176        2,552        2,374        2,568        2,075     7,643     6,625

SIGNIFICANTLY HIGHER NET INCOME IN THE THIRD QUARTER. Financial income for the 3rd quarter reached [EURO] 46 million and was considerably lower than the [EURO] 406 million for the comparable period of the previous year. The high amount in 1998 had resulted primarily from the settlement and mark-to-market valuation of financial instruments, which did not qualify for hedge accounting. Such income in the previous year's 3rd quarter had arisen on the basis of the appreciation of the German mark against important currencies, mainly the US dollar. Reduced financial income was the primary reason for the fact that the operating improvements achieved by the Group were not fully reflected in 3rd quarter pre-tax earnings. Nevertheless, income before income taxes and extraordinary items increased 5% to [EURO] 2.4 billion. The tax burden resulting from normal business operations reached a level of [EURO]
923 million in the 3rd quarter, which translates into a tax rate of 39%. In addition, the sale of debitel shares led to tax expenses of [EURO] 351 million.

Net income before extraordinary items in the 3rd quarter of 1999 at [EURO] 1.4 billion was 11% higher than in the corresponding period of the previous year. Based on this figure, earnings per share increased to [EURO] 1.42 compared with an amount of [EURO] 1.33 for the 3rd quarter of 1998. The adjustment for the effects resulting from the sale of debitel shares and the lump-sum retiree payments of DaimlerChrysler Corporation results in a net income of [EURO] 1.5 billion and earnings per share in the amount of [EURO] 1.51.

Due to the one-time tax effect caused by the German tax reform legislation in the first quarter ([EURO] 597 million), income before extraordinary items for the period January through September 1999 was slightly lower than in the previous year. Adjusting for this tax effect however, also produces a significant increase in net income for the year to date as well. Including the extraordinary items, net income for the nine month period reached
[EURO] 4.6 billion, which translates into earnings per share of [EURO] 4.60 (1998: [EURO] 4.2 billion and [EURO] 4.44 per share). After adjustment for all one-time effects previously described, net income rose from [EURO] 4.1 billion to [EURO] 4.6 billion, while earnings per share increased from [EURO] 4.37 to [EURO] 4.62.

BALANCE SHEET AND CASH FLOW STATEMENT MARKED BY SUSTAINED GROWTH OF THE FINANCIAL SERVICES BUSINESS. Greater business volume, the sustained expansion of leasing and sales financing operations, and effects from currency translations all contributed to an increase in the consolidated balance sheet total of [EURO] 24.8 billion (+18%) over the end of 1998 to [EURO] 161.0 billion. On the assets side, it was mainly equipment on operating leases and receivables from financial services which rose disproportionately. These two items now account for more than one third of total assets. The biggest growth on the liabilities side was in financial liabilities, which rose by [EURO]
13.3 billion to [EURO] 53.7 billion. Compared to December 31, 1998, stockholders' equity increased by [EURO] 3.2 billion to [EURO] 33.6 billion. This was caused by both the net income result and positive exchange rate effects. The equity ratio of 21% remained at the level reached at year-end 1998. If, however, the financial services business is excluded, the equity ratio actually increased from 28% to 30%. A comparison of the current consolidated balance sheet with that of June 30, 1999 reveals no significant changes.

To better illustrate the impact of the rapidly growing financial services business on our consolidated financial statements throughout the year, we are also providing the figures for the leasing and sales financing business in the balance sheet and statements of income and cash flow. These operations are presented as if they were being conducted by independent companies (prior to intercompany eliminations). Viewed from this perspective, 3rd quarter income before financial income and income taxes amounted to [EURO] 697 million (1998: [EURO] 665 million) for the financial services business. Compared to December 31, 1998, the balance sheet total rose by 31% to [EURO]
62.4 billion. The most important items are of course equipment on operating leases as well as receivables and liabilities from financial services, all of which have grown dynamically.

Compared with the same period of last year, in the first nine months of 1999 cash flow provided by operating activities declined slightly to [EURO] 13.3 billion. A better financial result (before non-cash expenses and income) was offset by higher working capital caused by expanded business volume. Cash used for investing activities continued to grow, reaching [EURO] 21.0 billion (1998: [EURO] 16.6 billion). This was solely due to the further expansion of the financial services business, where cash used for investing activities rose from [EURO] 9.0 billion to [EURO] 14.1 billion. Cash provided by financing activities was still characterized by high borrowings because of the continued high requirement for funds in connection with the leasing and sales financing business, reaching [EURO] 8.0 billion in the period January through September 1999. Altogether the amount of cash and cash equivalents with initial maturities up to three months increased from [EURO] 6.3 billion to [EURO] 7.0 billion in the first nine months; at the same time the overall liquidity position, including longer-term investments and securities, improved by [EURO] 1.2 billion to [EURO] 20.3 billion.



Net Income and                        1st quarter 1st quarter 2nd quarter 2nd quarter 3rd quarter 3rd quarter Jan.-Sep. Jan.-Sep.
Earnings Per Share                           1999        1998        1999        1998        1999        1998     1999      1998

NET INCOME (IN MILLIONS OF [EURO])
Income before extraordinary items           1,042       1,453       1,484       1,469       1,425       1,289     3,951     4,211
Extraordinary items 1)                        121           -           3           -         535           -       659         -
Net income                                  1,163       1,453       1,487       1,469       1,960       1,289     4,610     4,211
Net income excluding one-time effects       1,639       1,332       1,484       1,488       1,511       1,325     4,634     4,145
BASIC EARNINGS PER SHARE (IN [EURO])
Income before extraordinary items            1.04        1.56        1.48        1.57        1.42        1.33      3.94      4.44
Extraordinary item 1)                        0.12           -           -           -        0.53           -      0.66         -
Net income                                   1.16        1.56        1.48        1.57        1.95        1.33      4.60      4.44
Net income excluding one-time effects        1.64        1.43        1.48        1.59        1.51        1.36      4.62      4.37


1) Due to the significance of the sale of debitel shares in the third quarter, both the gain from the sale of shares to Swisscom and from the initial public offering in March 1999 have been reported as extraordinary items. Accordingly, the gain from the IPO has been reclassified from other income to extraordinary items.

CONSOLIDATED STATEMENTS OF INCOME (3RD QUARTER)



in millions, except per share amounts                                              DAIMLERCHRYSLER GROUP        FINANCIAL SERVICES
                                                                   3rd quarter  3rd quarter  3rd quarter  3rd quarter  3rd quarter
                                                                          1999         1999         1998         1999         1998
                                                                          US $       [EURO]       [EURO]       [EURO]       [EURO]
----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                38,562       36,232       31,400        2,588        1,949
Cost of sales                                                         (30,595)     (28,747)     (25,197)      (2,127)      (1,521)
GROSS MARGIN                                                             7,967        7,485        6,203          461          428
                                                                    ----------     --------     --------      -------      -------
Selling, administrative and other expenses                             (4,215)      (3,960)      (3,565)        (235)        (228)
Research and development                                               (1,518)      (1,426)      (1,025)            -            -
Other income                                                               220          207          228           32           24
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES                          2,454        2,306        1,841          258          224
                                                                    ----------     --------     --------      -------      -------
Financial income, net                                                       49           46          406            2            4
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS                       2,503        2,352        2,247          260          228
                                                                    ----------     --------     --------      -------      -------
Effects of changes in German tax law                                         -            -            -            -            -
Income taxes                                                             (982)        (923)        (943)         (79)         (88)
                                                                    ----------     --------     --------      -------      -------
TOTAL INCOME TAXES                                                       (982)        (923)        (943)         (79)         (88)
                                                                    ----------     --------     --------      -------      -------
Minority interests                                                         (4)          (4)         (15)            -            -
INCOME BEFORE EXTRAORDINARY ITEMS                                        1,517        1,425        1,289          181          140
                                                                    ----------     --------     --------      -------      -------
Extraordinary items: gains on disposals of a business, net of taxes        569          535            -            -            -
NET INCOME                                                               2,086        1,960        1,289          181          140

BASIC EARNINGS PER SHARE
    Income before extraordinary items                                     1.51         1.42         1.33            -            -
    Extraordinary items                                                   0.57         0.53            -            -            -
    NET INCOME                                                            2.08         1.95         1.33            -            -
DILUTED EARNINGS PER SHARE
    Income before extraordinary items                                     1.50         1.41         1.30            -            -
    Extraordinary items                                                   0.56         0.53            -            -            -
    NET INCOME                                                            2.06         1.94         1.30            -            -

CONSOLIDATED STATEMENTS OF INCOME (JANUARY THROUGH SEPTEMBER)


                                                                           DAIMLERCHRYSLER GROUP         FINANCIAL SERVICES
in millions, except per share amounts                               Jan.-Sept.   Jan.-Sept. Jan.-Sept.  Jan.-Sept.  Jan.-Sept.
                                                                          1999        1999        1998        1999        1998
                                                                          US $       [EURO]      [EURO]      [EURO]      [EURO]

Revenues                                                               115,528     108,548      97,129       7,147       5,729
Cost of sales                                                         (90,441)    (84,977)    (76,972)     (5,840)     (4,518)
GROSS MARGIN                                                            25,087      23,571      20,157       1,307       1,211
                                                                    ----------    --------    --------     -------     -------
Selling, administrative and other expenses                            (13,720)    (12,891)    (11,158)       (712)       (634)
Research and development                                               (4,446)     (4,177)     (3,487)           -           -
Other income                                                               728         684         883         102          88
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES                          7,649       7,187       6,395         697         665
                                                                    ----------    --------    --------     -------     -------
Financial income, net                                                      144         135         870           5          22
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS                       7,793       7,322       7,265         702         687
                                                                    ----------    --------    --------     -------     -------
Effects of changes in German tax law                                     (635)       (597)           -          37           -
Income taxes                                                           (2,933)     (2,755)     (3,008)       (240)       (251)
                                                                    ----------    --------    --------     -------     -------
TOTAL INCOME TAXES                                                     (3,568)     (3,352)     (3,008)       (203)       (251)
                                                                    ----------    --------    --------     -------     -------
Minority interests                                                        (20)        (19)        (46)         (2)         (1)
INCOME BEFORE EXTRAORDINARY ITEMS                                        4,205       3,951       4,211         497         435
                                                                    ----------    --------    --------     -------     -------
Extraordinary items: gains on disposals of a business, net of taxes        701         659           -           -           -
NET INCOME                                                               4,906       4,610       4,211         497         435

BASIC EARNINGS PER SHARE
    Income before extraordinary items                                     4.19        3.94        4.44           -           -
    Extraordinary items                                                   0.71        0.66           -           -           -
    NET INCOME                                                            4.90        4.60        4.44           -           -
DILUTED EARNINGS PER SHARE
    Income before extraordinary items                                     4.16        3.91        4.36           -           -
    Extraordinary items                                                   0.69        0.65           -           -           -
    NET INCOME                                                            4.85        4.56        4.36           -           -





RECONCILIATION TO                                                        3rd quarter 3rd quarter 3rd quarter Jan.-Sep. Jan.-Sep.
OPERATING PROFIT                                                                1999        1999        1998     1999      1998
in millions                                                                     US $      [EURO]      [EURO]   [EURO]    [EURO]

INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES                                2,454       2,306       1,841    7,187     6,395
                                                                            --------    --------    --------  -------   -------
+   Interest costs of pensions, net                                               88          83         176      258       527
+   Operating income from affiliated, associated and related companies          (45)        (42)           3        2        21
+   Gains on unallocated financial instruments                                    24          22        (10)      (3)     (169)
+   Gain on sales of debitel shares                                              943         886           -    1,142         -
+   Miscellaneous                                                                 64          60          65       60        95
                                                                            --------    --------    --------  -------   -------
OPERATING PROFIT                                                               3,528       3,315       2,075    8,646     6,869
                                                                            --------    --------    --------  -------   -------
                                                                            --------    --------    --------  -------   -------

CONSOLIDATED BALANCE SHEETS


                                                                                   DAIMLERCHRYSLER GROUP        FINANCIAL SERVICES
                                                                       Sep. 30      Sep. 30      Dec. 31      Sep. 30      Dec. 31
                                                                          1999         1999         1998         1999         1998
in millions                                                               US $       [EURO]       [EURO]       [EURO]       [EURO]

ASSETS
Intangible assets                                                        3,025        2,842        2,561          153          104
Property, plant and equipment, net                                      35,368       33,231       29,532           96           53
Investments and long-term financial assets                               3,467        3,258        2,851          825          702
Equipment on operating leases, net                                      25,178       23,657       14,662       20,149       11,776
FIXED ASSETS                                                            67,038       62,988       49,606       21,223       12,635
                                                                       -------      -------      -------      -------      -------
Inventories                                                             15,346       14,419       11,796          766          654
Receivables from financial services                                     35,432       33,291       26,468       33,247       26,460
Trade and other receivables                                             21,780       20,464       18,380        5,650        6,575
Securities                                                              13,232       12,433       12,160          676          597
Cash and cash equivalents                                                8,206        7,710        6,589          623          621
NON-FIXED ASSETS                                                        93,996       88,317       75,393       40,962       34,907
                                                                       -------      -------      -------      -------      -------
DEFERRED TAXES AND PREPAID EXPENSES                                     10,291        9,669       11,150          226          143
                                                                       -------      -------      -------      -------      -------
TOTAL ASSETS                                                           171,325      160,974      136,149       62,411       47,685
                                                                       -------      -------      -------      -------      -------


LIABILITIES AND STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY                                                    35,720       33,562       30,367       5,227         4,462
                                                                       -------      -------      -------      -------      -------
MINORITY INTERESTS                                                         541          508          691          13            17
                                                                       -------      -------      -------      -------      -------
Accrued liabilities for retirement plans                                19,234       18,072       16,618          33            83
Other accrued liabilities                                               22,368       21,017       18,011         446           322
ACCRUED LIABILITIES                                                     41,602       39,089       34,629         479           405
                                                                       -------      -------      -------      -------      -------
Financial liabilities                                                   57,156       53,703       40,430      49,924        36,799
Trade and other liabilities                                             26,415       24,819       22,097       2,729         2,570
LIABILITIES                                                             83,571       78,522       62,527      52,653        39,369
                                                                       -------      -------      -------      -------      -------
DEFERRED TAXES AND INCOME                                                9,891        9,293        7,935       4,039         3,432
                                                                       -------      -------      -------      -------      -------
TOTAL LIABILITIES                                                      135,605      127,412      105,782      57,184        43,223
                                                                       -------      -------      -------      -------      -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             171,325      160,974      136,149      62,411        47,685
                                                                       -------      -------      -------      -------      -------
                                                                       -------      -------      -------      -------      -------

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   DAIMLERCHRYSLER GROUP        FINANCIAL SERVICES
                                                                     Jan.-Sep.    Jan.-Sep.    Jan.-Sep.    Jan.-Sep.     Jan.-Sep.
                                                                          1999         1999         1998         1999         1998
in millions                                                               US $       [EURO]       [EURO]       [EURO]       [EURO]


Net income                                                               4,906        4,610        4,211          497          435
Income applicable to minority interests                                     20           19           46            2            1
Gain on disposals of business                                          (1,245)      (1,170)        (275)            -            -
Depreciation and amortization of equipment on operating leases           2,535        2,382        1,437        2,166        1,299
Depreciation and amortization of fixed assets                            4,464        4,194        3,927           45           21
Change in deferred taxes                                                 2,562        2,407        1,267          462          165
Change in financial instruments                                            180          169        (215)          (1)            -
(Gain) loss on disposal of fixed assets/securities                       (224)        (210)        (188)           47            2
Change in trading securities                                               428          402        (194)         (25)            -
Change in accrued liabilities                                            2,688        2,526        1,735           60            8
Change in current assets and liabilities:
- inventories, net                                                     (2,638)      (2,479)      (1,184)         (55)           26
- trade receivables                                                    (1,239)      (1,164)        (237)          892          550
- trade liabilities                                                        857          805        1,397           31          (5)
- other assets and liabilities                                             860          808        1,761          358        1,041
CASH PROVIDED BY OPERATING ACTIVITIES                                   14,154       13,299       13,488        4,479        3,543
                                                                      --------     --------      -------     --------      -------
Purchases of fixed assets:
- Increase in equipment on operating leases                           (14,861)     (13,963)      (7,300)     (11,006)      (4,705)
- Purchases of property, plant and equipment                           (6,391)      (6,005)      (5,686)         (45)         (20)
- Purchases of other fixed assets                                        (421)        (396)        (258)         (70)        (186)
Proceeds from disposals of equipment on operating leases                 5,086        4,779        3,832        1,979        1,465
Proceeds from disposals of fixed assets                                    357          335          360           31           81
Payments for acquisitions of businesses                                  (932)        (876)        (416)        (115)         (37)
Proceeds from disposals of businesses                                    1,377        1,294          663            -           17
Increase in receivables from financial services, net                   (5,018)      (4,715)      (5,803)      (4,785)      (5,803)
Acquisitions of securities (other than trading), net                     (972)        (913)      (1,963)         (62)        (178)
Change in other cash                                                     (536)        (503)          (6)           21          391
CASH USED FOR INVESTING ACTIVITIES                                    (22,311)     (20,963)     (16,577)     (14,052)      (8,975)
                                                                      --------     --------      -------     --------      -------
Change in financial liabilities (including amounts for
commercial paper borrowings, net, of [EURO] 3,319 ($ 3,532)
and [EURO] 1,133 in 1999 and 1998, respectively)                        10,968       10,305        5,902        9,496        5,350
Dividends paid                                                         (2,531)      (2,378)      (6,454)            -        (334)
Proceeds from issuance of capital stock (including
minority interests)                                                         80           75        4,076           43          645
Purchase of treasury stock                                                (31)         (29)        (169)            -            -
Proceeds from special distribution tax refund                                -            -        1,487            -            -
CASH PROVIDED BY FINANCING ACTIVITIES                                    8,486        7,973        4,842        9,539        5,661
                                                                      --------     --------      -------     --------      -------
Effect of foreign exchange rate changes on cash and
cash equivalents (up to 3 months)                                          452          425        (417)           23          (7)
Net increase in cash and cash equivalents (up to 3 months)                 781          734        1,336         (11)          222
CASH AND CASH EQUIVALENTS (UP TO 3 MONTHS) AT BEGINNING OF PERIOD        6,685        6,281        6,634          621          682
                                                                      --------     --------      -------     --------      -------
CASH AND CASH EQUIVALENTS (UP TO 3 MONTHS) AT END OF PERIOD              7,466        7,015        7,970          610          904
                                                                      --------     --------      -------     --------      -------
                                                                      --------     --------      -------     --------      -------

INVESTOR RELATIONS

Stuttgart:
Phone  ++49 711 17 92286 or 17 92261
Fax    ++49 711 17 94075 or 17 94109

Auburn Hills:
Phone  ++1 248 512 2950
Fax    ++1 248 512 2912

This interim report and additional interesting information on our Group can be found on our web-site:
WWW.DAIMLERCHRYSLER.COM

Conception and Content
DaimlerChrysler AG,
Investor Relations

THIS REPORT HAS BEEN PRINTED ON
ENVIRONMENT-FRIENDLY PAPER.











                                 DaimlerChrysler
                               Stuttgart, Germany
                                Auburn Hills, USA

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DaimlerChrysler AG





                                 By:   /s/ ppa. Hans-Georg Bruns
                                       -----------------------------------
                                       Name:  Dr. Hans-Georg Bruns
                                       Title: Vice President
                                              Chief Accounting Officer




                                 By:   /s/ i.V. Robert Koethner
                                       -----------------------------------
                                       Name:  Robert Koethner
                                       Title: Director





Date:  October 26, 1999